Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

December 11, 2007

Ms. Carmen Moncada-Terry

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	Chesapeake Energy Corporation

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2007

File No. 001-13726

Dear Ms. Moncada-Terry:

This letter responds to the comment set forth in your letter dated December 5, 2007, which supplements comments we previously received on our proxy statement for the 2007 annual meeting of shareholders by the staff’s letter dated August 21, 2007.

For your convenience, we have repeated below the comment followed by the company’s response.

Board Independence, page 17

1.

We reissue our prior comment 1. Given the additional information you have provided us in your response letter that the board considered the company’s purchase of oil field equipment and services from a company in which Mr. Miller is the chairman, it does not appear your disclosure is fully responsive to Item 407(a) of Regulation S-K. Please provide, for each director and nominee for director that is identified as independent, sufficient detail so that the nature of the transactions considered is readily apparent. See Instruction 3 to Item 407(a) of Regulation S-K.

Response:         In the proxy statement for our 2008 annual meeting of shareholders, our description of the specific categories or types of transactions, relationships or arrangements considered by the board in determining the independence of each director and nominee for director will include additional detail so that the nature of any such transaction, relationship or arrangement is readily apparent.

Securities and Exchange Commission

December 11, 2007

Should any member of the staff have a question about our response, or need additional information, please do not hesitate to call me at (405) 879-9225, or you may contact our outside counsel Connie Stamets, Bracewell & Giuliani LLP, at (214) 758-1622.

Very truly yours,

Jennifer M. Grigsby

Senior Vice President, Treasurer

and Corporate Secretary